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                                                                       EXHIBIT 3






            Employment Agreement between the Company and Timothy R. Duke dated November 10, 1998.
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                             EMPLOYMENT AGREEMENT

     AGREEMENT, dated this 10th day of November, 1998, by and between Steel of West Virginia, Inc. (the "Company") and Timothy R. Duke ("Executive").

                                  WITNESSETH:

     WHEREAS, the Company is engaged in the business of manufacturing steel and steel products, fabricating steel components, truck trailers, off-highway construction equipment, industrial lift trucks, accessories for the mining industry and related services (the "Business");

     WHEREAS, Executive is and has been employed by the Company in the capacities of President and Chief Executive Officer;

     WHEREAS, the Company is entering into an Agreement and Plan of Merger dated November 10, 1998 by and among Roanoke Electric Steel Corporation ("Parent"), SWVA Acquisition, Inc. ("Acquisition") and the Company (the "Merger Agreement") pursuant to which, among other things, Acquisition will make a tender offer for the shares of Company (the "Offer"), and Acquisition will be merged into the Company (the "Merger"); and

     WHEREAS, pursuant to and simultaneous with the acceptance and payment for the Shares in the Offer, the Company wishes to retain the services of Executive as the President and CEO of the Company; and Executive wishes to assume the position of President and CEO of the Company;

     NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained, the Company and Executive agree as follows:

     1.   Employment and Other Positions:

          (a) The Company hereby agrees to employ Executive, and Executive hereby agrees to serve, subject to the provisions of this Agreement, as an employee of Company in accordance with the terms of this Agreement. Executive agrees to devote all of his business time, attention and energies to the performance of the duties assigned to him hereunder, and to perform such duties faithfully, diligently and to the best of his abilities and subject to such laws, rules, regulations and policies from time to time applicable to the Company's employees. Except as otherwise provided herein, Executive is permitted to pursue outside interests, including, but not limited to charitable work, membership in trade associations, industry boards, and on the boards of directors of other companies, provided that such outside interests do not interfere with the performance of his duties and obligations hereunder, and further provided that Executive receives the prior consent of the Board of Directors of the Company which consent will not be

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unreasonably withheld. Executive agrees to refrain from engaging in any activity that does, will or could reasonably be deemed to conflict with the best interests of the Company. Without limiting the generality of the foregoing, Executive shall perform the duties associated with the positions of President and CEO, and such other duties and responsibilities as are from time to time assigned to Executive by the Board of Directors of the Company consistent with such positions, at his current office location, or in such other capacity or at such other locations as may be mutually agreed by Company and Executive.

          (b) In addition to the employment specified above, in accordance with
Section 6.8 of the Merger Agreement, Executive shall be appointed to the Board of Parent and thereafter nominated for such position at the next annual meeting of stockholders of Parent, and Parent will appoint Executive as a director of the Company for such terms as he shall serve as a director of Parent during the term of this Agreement.

     2.   Term:   This Agreement shall commence upon acceptance and payment for the Shares in the Offer , as set forth in the Merger Agreement, and shall expire on the third (3rd) anniversary thereof (the "Term"), unless sooner terminated in accordance with Section 7 hereof; except that, if the Effective Time of the Merger shall not occur within one hundred and twenty (120) days of the Outside Date for the Offer, all as defined in the Merger Agreement, Company or Parent may declare the Agreement null and void, and other than for any amounts payable by reason of Section 8(b) hereof, and, notwithstanding anything herein otherwise to the contrary, neither Company nor Parent shall have any further responsibility for any payments of any amounts or for the provision of any benefits to Executive under this Agreement.

     3.   Compensation:

          (a) Base Salary:    Executive's base salary shall be at the annual
rate of Two Hundred and Twenty-Five Thousand Dollars ($225,000) (the "Annual Base Salary") during the Term, payable in accordance with the Company's regular payroll practices. All applicable withholding taxes shall be deducted from such payments. Annual Base Salary may be increased (but not decreased), from time to time during the Term, in the exercise of the good faith discretion of the Company's Board of Directors.

          (b) Incentive Plan:   Executive shall receive additional compensation,
if and as provided in any incentive compensation plan applicable to Executive, adopted, in the sole discretion of the Board of Directors of the Company, from time to time (herein referred to as the "Incentive Amount"). The current Incentive Plan applicable to Executive is described in Schedule 1 attached hereto and incorporated herein by reference.

     4.   Benefits:   Executive shall be eligible to participate in such benefit plans, including but not limited to stock option and similar plans and officers' and directors' liability insurance, as are, or from time-to-time hereafter may be, provided by the Company or Parent for executive employees and/or directors (except salary Incentive Plans or similar incentive

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compensation plans, other than stock option plans of Parent or any other subsidiary of Parent, except as described in Section 3(b) above and as set forth in the Merger Agreement), and as permitted by the terms of such plans Where different plans covering substantially similar benefits are provided by each of the Company and Parent, Executive shall participate, if permitted by the terms of the plan, in the plan that provides the higher level of benefits (except that Executive shall not be entitled to simultaneously participate in plans of both of the Company and Parent covering the same or substantially similar benefits). All benefits shall be provided to Executive in accordance with the terms and conditions of such benefit plans and programs as are maintained by the Company or Parent, as such plans are amended from time to time.

     5.   Reimbursement of Expenses:   The Company shall reimburse Executive for
reasonable and necessary business expenses of Executive for travel, meals and similar items incurred in connection with the performance of Executive's duties, and which are consistent with such guidelines as the Board of Directors of the Company may from time to time establish. All payments for reimbursement of such expenses shall be made to the Executive only upon the presentation to the Company of appropriate vouchers or receipts, if, and in such form as may be, required by such guidelines, from time to time.

     6.   Confidentiality, Non-Competition, Etc.:

          (a) Executive acknowledges that:   (i) the Business is highly
competitive and that Executive's employment by the Company will require that Executive have access to and knowledge of confidential information of the Company which may include, but shall not be limited to, the identity of the Company's customers, the identity of the representatives of customers with whom the Company has dealt, the kinds of products and services provided by the Company to customers and offered to potential customers, the manner in which such products are manufactured and such services are performed or offered to be manufactured or performed, the needs of actual or prospective customers, pricing information, information concerning the creation, acquisition or disposition of products and services, computer software applications and other programs, personnel information and other trade secrets not generally known to the public (the "Confidential Information"); (ii) the direct and indirect disclosure of any such Confidential Information to existing or potential competitors of the Company would place the Company at a competitive disadvantage and would do damage, monetary or otherwise, to the Company's business; and (iii) the engaging by Executive in any of the activities prohibited by this Section 8 would constitute improper appropriation and/or use of such Confidential Information. Executive expressly acknowledges the trade secret status of the Confidential Information and that the Confidential Information constitutes a protectible business interest of the Company.

          (b) For purposes of this Section 6, the "Company" shall be construed to include the Company and its parents, subsidiaries and affiliated companies of each engaged in the Business, including any divisions or subsidiaries managed by Executive.

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          (c) During Executive's Term of employment, and at all times after the termination of Executive's employment, by expiration of the Term or otherwise, Executive shall not, directly or indirectly, whether individually, as a director, stockholder, owner, partner, employee, principal or agent of any business, or in any other capacity, make known, disclose, furnish, make available or utilize any of the Confidential Information, other than in the proper performance of the duties contemplated herein, or as expressly permitted herein, or as required by a court of competent jurisdiction or other administrative or legislative body; provided that, prior to disclosing any of the Confidential Information as required by a court or other administrative or legislative body, Executive shall promptly notify the Company so that the Company may seek a protective order or other appropriate remedy. Executive agrees to return all Confidential Information, including all photocopies, extracts and summaries thereof, and any such information stored electronically on tapes, computer disks or in any other manner to the Company at any time upon request by the Company and upon the termination of his employment for any reason.

          (d) During Executive's employment hereunder, Executive shall not engage in "Competition" with the Company. For purposes of this Agreement, "Competition" by Executive shall mean Executive's engaging in, or otherwise directly or indirectly being employed by or acting as a consultant or lender to, or being a director, officer, employee, principal, agent, stockholder, member, owner or partner of, or permitting his name to be used in connection with the activities of any other business or organization anywhere in the United States which competes, directly or indirectly, with the Business of the Company. This provision shall not, however, prevent Executive from owning 19.9% or less of any publicly traded company which may compete with the Company, provided Executive has no active participation with such company, including but not limited to serving on such company's board of directors.

          (e) Executive acknowledges that the services to be rendered by him to the Company are of a special and unique character, which gives this Agreement a peculiar value to the Company, the loss of which may not be reasonably or adequately compensated for by damages in an action at law; and that a material breach or threatened breach by him of any of the provisions contained in this
Section 6 will cause the Company irreparable injury. Executive therefore agrees that the Company shall be entitled, in addition to any other right or remedy, to a temporary, preliminary and permanent injunction, without the necessity of proving the inadequacy of monetary damages or the posting of any bond or security, enjoining or restraining Executive from any such violation or threatened violations.

          (f) Executive further acknowledges and agrees that, due to the uniqueness of his services and confidential nature of the information he will possess, the covenants set forth herein are reasonable and necessary for the protection of the Business and goodwill of the Company.

          (g) Should a court of competent jurisdiction determine that any of the restrictions set forth in this Section 6, including those as regards the scope of Executive's

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activities restricted, the duration of the restriction or the geographic scope of the restriction, is overly broad or unenforceable as written, the parties agree that this Agreement shall be deemed amended to reduce any or all of such restrictions to those deemed appropriate and enforceable by such court.

     7.   Termination:

          (a) The employment of Executive hereunder shall terminate on the first to occur of the following:

               (i) the date of Executive's death, adjudicated incompetency or adjudicated bankruptcy;

               (ii) the date on which Executive shall have experienced a Disability (as defined below), and the Board of Directors of the Company gives Executive notice of termination on account of Disability;

               (iii) the date on which Executive shall have engaged in conduct which constitutes Cause (as defined below), and the Board of Directors of the Company gives Executive notice of termination for Cause;

               (iv) the date on which Executive gives the Company notice of termination for Good Reason (as defined below); or,

               (v)   expiration of the Term.

          (b) For purposes of this Agreement, "Disability" shall mean an illness, injury or other incapacitating condition as a result of which Executive is unable to perform the services required to be performed under this Agreement for a period of one hundred eighty (180) consecutive days during the Term; provided, however, that if long term disability insurance benefits payable to Executive pursuant to any policy of disability insurance then maintained by the Company or Parent for the benefit of employees commences during such 180-day period, the amount payable to Executive for such benefits shall be deducted from the Annual Base Salary payable to Executive for as long as such benefits are payable. Executive agrees to submit to such medical examinations as may be necessary to determine whether a Disability exists, pursuant to such reasonable requests made by the Board of Directors of the Company, from time to time.

          (c) For purposes of this Agreement, "Cause" shall mean the occurrence of any of the following:

               (i) Executive's willful and continued failure to substantially perform his duties with the Company, other than by reason of physical or mental illness;

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               (ii)  Executive's conviction of,  guilty plea, to plea of nolo contendere or confession to, a felony or misdemeanor involving fraud, theft or other Class 1 or Class 2 misdemeanor;

               (iii) Executive willfully or negligently engaging in conduct which is demonstrably and materially injurious to the Company, monetarily or otherwise;

               (iv) Any attempt of Executive to obtain any personal profit from any transactions in which the Executive has an interest which is adverse to the Company unless Executive shall first obtain the consent of the Company's Board of Directors; or,

               (v)   Executive's breach of any material term of this Agreement.

     Notwithstanding the foregoing, Cause shall not be deemed to have occurred in the case of Section 7(c)(i), (iii), (iv) or (v) until Company shall have given Executive notice of the facts that constitute Cause and Executive shall have failed to cure such Cause within ten (10) business days.

          (d) For purposes of this Agreement, "Good Reason" shall mean the occurrence of any of the following:

               (i) Company's failure to maintain Executive's job privileges and responsibilities in a manner generally consistent with and reasonable for the position of President and CEO of the Company;

               (ii) Company's breach of any of the material terms of this Agreement;

               (iii) Relocation of Executive's principal office outside of the Huntington, West Virginia area, without Executive's prior consent; or

               (iv) The occurrence of a Change in Control, meaning: a change in control of Parent of a nature that would be required to be reported (assuming such event has not been "previously reported") in response to
     Item 1(a) of the Current Report on Form 8-K, as in effect on the date hereof, pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended ("Exchange Act"); provided that, without limitation, such a Change in Control shall be deemed to have occurred at such time as (i) any Person is or becomes the "beneficial owner" (as defined in Rule 13d-3 or Rule 13d-5 under the Exchange Act as in effect on January 1, 1996), directly or indirectly, of 20% or more of the combined voting power of Parent's voting securities; (ii) the Incumbent Board of Parent ceases for any reason to constitute at least the majority of the Board; provided, however, that any person becoming a director subsequent to the date hereof whose election, or nomination for election by Parent's shareholders was approved by a vote of at least 75% of the directors comprising the Incumbent Board (either by a specific vote or by

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     approval of the proxy statement of Parent in which such person is named as a nominee for director, without objection to such nomination) shall be, for purposes of this clause (ii), considered as though such person were a member of the Incumbent Board; (iii) all or substantially all of the assets of Parent are sold, transferred or conveyed if the transferee is not controlled by Parent (control meaning the ownership of more than 50% of the combined voting power of such entity's voting securities); or (iv) Parent is merged or consolidated with another corporation or entity and, as a result of such merger or consolidation, less than 75% of the outstanding voting securities of the surviving or resulting corporation or entity shall be owned in the aggregate by the former shareholders of Parent. Notwithstanding anything in the foregoing to the contrary, no Change in Control shall be deemed to have occurred for purposes of this Agreement by virtue of any transaction (i) which results in the Executive or a group of Persons which includes the Executive, acquiring, directly or indirectly, 20% or more of the combined voting power of Parent's voting securities; or
     (ii) which results in Parent, any subsidiary of Parent or any profit-sharing plan, employee stock ownership plan or employee benefit plan of the Company or Parent or any of Parent's subsidiaries (or any trustee of or fiduciary with respect to any such plan acting in such capacity) acquiring, directly or indirectly, 20% or more of the combined voting power of Parent's voting securities.


     Notwithstanding the foregoing, Good Reason shall not be deemed to have occurred in the case of Section 7(d)(i) or (ii) until Executive shall have given Company notice of the facts that constitute Good Reason and Company shall have failed to cure such Good Reason within ten (10) business days.

     8.   Compensation in Event of Termination; Survival:

          (a) Upon termination of Executive's employment for any reason, this Agreement shall terminate and the Company shall have no further obligation to Executive except as set forth in this Section 8; provided that, the provisions set forth in Sections 6 (with the exception of Section 6(d)), 11 and 12 hereof shall remain in full force and effect after the termination of Executive's employment.

          (b) In the event Executive's employment is terminated pursuant to Sections 7(a)(i) through (iii) or (v) prior to the expiration of the Term, Executive or his estate, conservator or designated beneficiary, as the case may be, shall be entitled to payment of any accrued but unpaid Annual Base Salary, accrued but unpaid Incentive Amount, and reimbursement of incurred business expenses (upon the conditions set forth in Section 5 hereof), all through the date of termination, subject, however, to the Company's right to pursue any claims for any damages which it may incur by reason of termination in accordance with Section 7(a)(iii). Following any such termination, neither Executive nor his estate, conservator or designated beneficiary shall be entitled to receive any other salary or other payment provided for hereunder

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with respect to any period after such termination, except as Executive may otherwise be entitled pursuant to any employee benefit plan.

          (c) In the event Executive's employment is terminated pursuant to
Section 7(a)(iv) , in addition to the payment of amounts payable under Section 8(b) above, Executive shall be entitled to receive, as his sole and exclusive remedy, the Annual Base Salary, payable for the remainder of the Term, payable in installments in accordance with the Company's regular payroll practices, after deduction of all applicable withholding taxes and similar payments, which sum shall not be offset by any amounts otherwise earned by Executive during such period, and Executive shall have no duty to seek other employment during such period.

     9.   Assignment:   The duties assumed hereunder by Executive shall not be
assignable by Executive. It is further agreed that neither Executive or any beneficiary of any amount hereunder shall have any right to commute, sell, assign, transfer or otherwise convey the right to receive any payment hereunder, except as expressly provided herein or in the applicable plan, etc., which payments and the right thereto are expressly declared to be non-assignable and non-transferable, and in the event of any attempted assignment or transfer, Company shall have no further liability hereunder. Company may only assign this Agreement as contemplated in Paragraph 10 hereof.

     10. Successors and Assigns; Binding Agreement: This Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their respective heirs, administrators, executors, successors and assigns, and upon any person acquiring, whether by merger, consolidation, purchase of assets or otherwise, all or substantially all of the Company's assets and Business.

     11. Return of Company Property: Executive agrees that, promptly following the termination of his employment for any reason, he shall return all property of the Company, its subsidiaries, affiliates and any divisions thereof which is then in or thereafter comes into his possession, including, but not limited to, documents, contracts, agreements, plans, photographs, books, notes, electronically stored data and all copies of the foregoing, as well as any materials or equipment supplied by the Company to Executive.

     12.  Resignation as Director:   Executive shall, promptly following the
termination of his employment for any reason, resign as a director of Parent and as a director of Company, respectively, to the extent that he is serving in either of those capacities at the time of termination.

     13. Entire Agreement: This Agreement sets forth the entire agreement between the parties with respect to its subject matter and merges and supersedes all prior discussions, agreements and understandings of every kind and nature between them, including any prior employment agreement, whether written or oral, between the Company and Executive as of the effective date of the Term, and neither party shall be bound by any term or condition with respect

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to the subject matter of this Agreement other than as expressly set forth or provided for herein. This Agreement may not be changed or modified except by an agreement in writing, signed by the parties hereto.

     14. Each Party the Drafter: This Agreement and the provisions contained in it shall not be construed or interpreted for or against any party to this Agreement because that party drafted or caused that party's legal representative to draft any of its provisions.

     15. Waiver: The failure of either party to this Agreement to enforce any of its terms, provisions or covenants shall not be construed as a waiver of the same or of the right of such party to enforce the same. Waiver by either party hereto of any breach or default by the other party of any term or provision of this Agreement shall not operate as a waiver of any other breach or default.

     16. Severability: In the event that any one or more of the provisions of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remainder of the Agreement shall not in any way be affected or impaired thereby. Moreover, if any one or more of the provisions contained in this Agreement shall be held to be excessively broad as to duration, activity or subject, such provisions shall be construed by limiting and reducing them so as to be enforceable to the maximum extent allowed by applicable law.

     17. Arbitration: Any controversy or claim arising out of or related to this Agreement or the breach thereof shall be settled by arbitration to be conducted in Roanoke, Virginia, in accordance with the rules of American Arbitration Association. The decision of the arbitrator shall be final and binding and judgment upon the award rendered thereby may be entered in any court having competent jurisdiction thereof. The expenses of the arbitration shall be shared equally by the Company and Executive; except that each of the parties hereto shall be individually responsible for any and all attorneys, accountants, consultants or other expert witness fees and expenses incurred by such party in relation to such arbitration.

     18. Governing Law: This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia, without regard to its conflict of law rules.

     19. Descriptive Headings: The paragraph headings and recitals contained herein are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

     20. Counterparts: This Agreement may be executed in one or more counterparts, which, together, shall constitute one and the same agreement.

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     21.  Guarantee:   Parent hereby joins in this Agreement to guarantee the
performance of the covenants and agreements herein made by the Company.

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     IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first written above.

     THE COMPANY                                   EXECUTIVE

     By: /s/ Mark G. Meikle                  /s/ Timothy R. Duke
         ----------------------------        ----------------------
         Its: Vice President and
              Chief Financial Officer



     PARENT

     By:  /s/ Donald G. Smith
        -----------------------------
         Its: Chairman of the Board, President,
              Treasurer and Chief Executive Officer


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                                  SCHEDULE A

                            CURRENT INCENTIVE PLAN


     From the Effective Date of the Employment Agreement and for fiscal year 1998-1999, the Incentive Compensation Plan applicable to the Agreement pursuant to Section 3(b) shall be as follows:

     Employee shall be paid, in addition to Annual Base Compensation, on a monthly basis, an amount equal to two percent (2%) of the monthly gross profits of the Company (exclusive of profits of Parent or subsidiaries of Parent than SWVA, Inc., Marshall Steel, Inc., and Steel Ventures, Inc.), if any, before profit sharing contributions and taxes, but after deduction of only such interest expense as would have been attributable to the
     financing in place for the Company immediately prior to   acceptance and
     payment for the Shares in the Offer, as set forth in the Merger Agreement, all as determined by the Company's certified public accountants (the "Incentive Amount").

     Beginning in fiscal year 1999-2000, and thereafter, the Incentive Plan applicable to the Agreement shall be such Incentive Plan as is, from time to time, determined by the Board of the Company.

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